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[LATHAM & WATKINS LLP LETTER HEAD]


October 3, 2005


VIA EDGAR AND HAND DELIVERY
---------------------------

Mr. Mark P. Shuman
Branch Chief - Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549


     Re:   DealerTrack Holdings, Inc.
           Registration Statement on Form S-1
           File No. 333-126944


Dear Mr. Shuman:

     On behalf of DealerTrack Holdings, Inc. (the "Registrant"), we are supplementing our response letter (the "Response Letter") dated September 22, 2005, addressed to the Staff of the U.S. Securities and Exchange Commission (the "Commission"), with respect to the Registrant's above-referenced Registration Statement on Form S-1 filed with the Commission on July 28, 2005 (the "Registration Statement"). The Registration Statement was amended on September 22, 2005 by Amendment No. 1 to the Registration Statement ("Amendment No. 1") to reflect changes prompted by the Commission's comment letter dated August 24, 2005. The Response Letter, which was filed with Amendment No. 1, included an anticipated price range for the offering.

     In the Response Letter, the Registrant indicated to the Commission that the underwriters estimated that the price range would likely be between $17.00 and $19.00 per share. Subsequent to September 22, 2005, the underwriters informed the Registrant that the estimated price range would likely be between $14.00 and $16.00 per share, subject to market or other conditions of the offering. The Registrant does not plan to change the compensation charges that it has taken with respect to stock-based compensation as a result of the new estimated price range.


                                   * * * * *
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Mr. Mark P. Shuman
October 3, 2005
Page 2

[LATHAM & WATKINS LLP LOGO]


     We hope the foregoing information helps in your review of Amendment No. 1. If you have any questions in connection with this letter, the Response Letter or Amendment No. 1, please feel free to call me at (212) 906-1284, Daniel Nam at
(212) 906-1703 or Jason Frank at (212) 906-1796.


                                           Best regards,

                                           /s/  Kirk A. Davenport II

                                           Kirk A. Davenport II
                                           of LATHAM & WATKINS LLP

Enclosures

cc: Neil Miller, Esq., U.S. Securities and Exchange Commission Stathis Kouninis, U.S. Securities and Exchange Commission Eric D. Jacobs, Esq., DealerTrack Holdings, Inc.
         John J. Huber, Esq., Latham & Watkins LLP
         Daniel Nam, Esq., Latham & Watkins LLP
         Jason Frank, Esq., Latham & Watkins LLP
         Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell